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02021924

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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SEC MAIL PROCESSING SECTION RECEIVED APR 1 0 2002 WASH, D.C. 164

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44540 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1517 North Point, Suite 478
(No. and Street)

San Francisco, (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. McLaughlin (415) 989-2201
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AIC, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1255 Post Street, Suite 904, San Francisco (Address) (City) CA (State) 94109-6712 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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# OATH OR AFFIRMATION

I, James P. McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Capital Markets, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JOAN CAROL BERNARD
Commission # 1314966
Notary Public - California
San Francisco County
My Comm. Expires Aug 23, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**McLaughlin Capital Markets, Inc.**
**December 31, 2001**

## Table of Contents

A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

# Independent Auditors' Report

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of McLaughlin Capital Markets, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of McLaughlin Capital Markets, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, & III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2002

**McLaughlin Capital Markets, Inc.**

**Statement of Financial Condition**

**December 31, 2001**

ASSETS:

Current assets:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,487 |
| Prepaid expenses | | 516 |
| Total current assets | | 7,003 |
| Total assets | $ | 7,003 |

See notes to financial statements.

**McLaughlin Capital Markets, Inc.**

**Statement of Financial Condition**

**December 31, 2001**

| | |
|---|---|
| LIABILITIES AND STOCKHOLDER'S EQUITY: | |
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 950 |
| Total current liabilities | 950 |
| Commitments and contingent liabilities (Note 6) | - |
| Stockholder's equity: | |
| Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding | 5,000 |
| Additional paid-in capital | 1,584,513 |
| Accumulated deficit | (1,583,460) |
| Total stockholder's equity | 6,053 |
| Total liabilities and stockholder's equity | $ 7,003 |

See notes to financial statements.

**McLaughlin Capital Markets, Inc.**

**Statement of Income**

**December 31, 2001**

| | | |
|---|---|---|
| Revenue: (Note 2e) | $ | - |
| Expenses: | | |
| Legal, accounting and professional expense | | 11,103 |
| Office supplies and expense | | 104 |
| Regulatory fees | | 839 |
| Other operating expenses | | 2,371 |
| Total expenses | | 14,417 |
| Net loss from operations before extraordinary income and income taxes | | (14,417) |
| Extraordinary income (Note 7) | | 25,000 |
| Net income before income taxes | | 10,583 |
| Charge for income tax (Note 2g) | | (800) |
| Net income | $ | 9,783 |

See notes to financial statements.

**McLaughlin Capital Markets, Inc.**

**Statement of Changes in Stockholder's Equity**

**December 31, 2001**

| | Common Stock | | | | Additional | | | | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares | | Amount | | Paid-in Capital | | Retained Earnings | | Stockholder's Equity |
| Balances at January 1, 2001 | 1,000 | $ | 5,000 | $ | 1,601,288 | $ | (1,593,243) | $ | 13,045 |
| Additional capital withdrawn | | | | | (16,775) | | | | (16,775) |
| Net income | | | | | | | 9,783 | | 9,783 |
| Balances at December 31, 2001 | 1,000 | $ | 5,000 | $ | 1,584,513 | $ | (1,583,460) | $ | 6,053 |

See notes to financial statements.

**McLaughlin Capital Markets, Inc.**

**Statement of Cash Flows**

**December 31, 2001**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 9,783 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Decrease in prepaid expenses | | 40 |
| Decrease in accounts payable and accrued expenses | | (5,596) |
| Total adjustments to net income | | (5,556) |
| Net cash generated by operating activities | | 4,227 |
| Cash flows from investing activities: | | - |
| Cash flows from financing activities: | | |
| Additional capital withdrawn | | (16,775) |
| Net cash used by financing activities | | (16,775) |
| Decrease in cash | | (12,548) |
| Cash and cash equivalents at beginning of year | | 19,035 |
| Cash and cash equivalents at end of year | $ | 6,487 |
| SUPPLEMENTAL INFORMATION: | | |
| Interest paid | $ | - |
| Income tax paid | $ | 800 |

See notes to financial statements.

## (1) ORGANIZATION AND NATURE OF BUSINESS

McLaughlin Capital Markets, Inc. (the "Company"), was organized in October 1991 as a California corporation, and is a registered broker-dealer with the Securities and Exchange Commission. The Company engages in principal and agency transactions in equity securities on a fully disclosed basis.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Cash and cash equivalents

The Company maintains its cash account at a bank. The balance in this account may, at times, exceed federally insured limits. The Company has not experienced any losses in such account, and believes it is not exposed to any significant credit risk on this cash account.

The Company considers all highly liquid investments with an original maturity of 12 months or less when purchased, to be cash equivalents.

### (b) Furniture, equipment and leasehold improvements

Furniture and equipment are recorded at cost and include improvements that significantly add to their productivity or extend their useful lives. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of such assets, the costs and related depreciation and amortization are removed from the accounts, and a gain or loss, if any, is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation and amortization are calculated using accelerated and straight line methods over the estimated useful lives of the assets, ranging from 3 to 7 years.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (c) Statement of cash flows

For the purposes of statement of cash flows, the term cash and cash equivalent includes cash, certificates of deposits and cash deposit at clearing organizations.

### (d) Revenue recognition

Principal transactions are recorded on the trade date. Commission revenue is recorded on the settlement date. Revenue and expenses on a settlement date basis are not materially different from a trade date basis.

During the year ended December 31, 2001, the Company did not engage in any revenue producing activities.

### (e) Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### (f) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk are cash, cash equivalents, and commissions receivable. The Company places its cash and cash equivalents in depository accounts of highly rated financial institutions.

At December 31, 2001, no concentrations exist.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Income taxes

The Company has elected S corporation status for federal and state income tax purpose. As a result, the taxable income or loss of the Company is reported on the individual tax return of its shareholder and any resulting income tax is the obligation of the shareholder. For federal income tax purposes, no income tax is levied at the corporate level; however, for California income tax purposes, a tax of 1.5% of taxable income is levied at the corporate level or a minimum tax of $800. At December 31, 2001, the Company has net operating loss carryforwards of $538,684 available to reduce future state taxable income. These losses expire through year 2005.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

At December 31, 2001, the Company had a net capital of $5,537, which was above the net capital requirement by $537. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

## (5) RETIREMENT PLAN

The Company has a defined non-contributory retirement plan for all eligible employees under the provisions of Internal Revenue Code Section 401(k). This plan allows employees to contribute up to the lower of 15% of their compensation or the maximum allowable amount on a pre-tax basis. Plan eligibility requires the employees to be 21 years or over. No employee and company contributions were made for the year ended December 31, 2001.

## (6) CONTINGENCIES

During 2001, the Company was not in operations and was dependent on its sole shareholder to meet its continuing obligations. The shareholder made net capital withdrawals of $16,775 from the Company.

The Company is inactive and is being maintained by its sole shareholder for the possibility of generating new business. Its shareholder is continually working toward developing new sources of income. In addition, the Company has a commitment from its shareholder for additional contributions to ensure that it will continue as a going concern.

## (7) EXTRAORDINARY INCOME

During 2001, the Company received approval from NASD to sell its licenses for which it received a non-refundable fee of $25,000. However, the transaction was not completed.

**McLaughlin Capital Markets, Inc.**

# SUPPLEMENTARY INFORMATION

**McLaughlin Capital Markets, Inc.**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2001**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity qualified for net capital | $ | 6,053 |
| Less: Non allowable assets | | |
| Prepaid expenses | | (516) |
| Net capital | $ | 5,537 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Accounts payable and accrued expenses | | 950 |
| Total aggregate indebtedness | $ | 950 |
| COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT | | |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $950 ($63) or $5,000 whichever is greater | | 5,000 |
| Excess net capital | $ | 537 |
| Ratio: Aggregate indebtedness to net capital | | 0.19 to 1 |

**McLaughlin Capital Markets, Inc.**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)**

**December 31, 2001**

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of December 31, 2001)

| | | |
|---|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 6,487 |
| Less: Accrued accounts payable | | (950) |
| | | 5,537 |
| Net capital per above computation | $ | 5,537 |

**McLaughlin Capital Markets, Inc.**

**Schedule II**

**Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2001**

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

**McLaughlin Capital Markets, Inc.**

**Schedule III**

**Information Relating to the Possession or Control Requirements under Rule 15c3-3**

**December 31, 2001**

The Company claims an exemption under Rule 15c3-3 (K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

A I C
A Professional Corporation

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

In planning and performing our audit of the financial statements of McLaughlin Capital Markets, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by McLaughlin Capital Markets, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the Company are

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 (continued)

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2002



A I C